EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
EARNINGS RELEASE

TEEKAY REPORTS FIRST QUARTER RESULTS

Highlights
▪	Reported first quarter net income of $76.4 million, or $1.02 per share (including specific items which decreased net income by $7.4 million, or $0.10 per share) (1)
▪	Generated cash flow from vessel operations of $180.5 million
▪	Announced agreement to acquire 50 percent of OMI Corporation for $1.1 billion
▪	Announced plan to create a new publicly-listed entity for conventional tanker business

Nassau, The Bahamas, May 9, 2007 - Teekay Shipping Corporation (Teekay or the Company) (NYSE: TK) today reported net income of $76.4 million, or $1.02 per share, for the quarter ended March 31, 2007, compared to net income of $101.7 million, or $1.35 per share, for the quarter ended March 31, 2006. The results for the quarters ended March 31, 2007 and 2006 included a number of specific items that had the net effect of decreasing net income by $7.4 million, or $0.10 per share, and by $17.3 million, or $0.23 per share, respectively, as detailed in Appendix A to this release. Net voyage revenues(2) for the first quarter of 2007 increased to $459.5 million from $392.4 million for the same period in 2006, and income from vessel operations decreased to $125.5 million from $142.7 million.

Acquisition of OMI Corporation

On April 17, 2007, the Company and A/S Dampskibsselskabet TORM (TORM) announced they had entered into a definitive agreement to acquire OMI Corporation (OMI), a major international owner and operator of Suezmax and product tankers. Under the agreement, Teekay and Torm are offering $29.25 per share for the outstanding common shares of OMI, representing a total cost of approximately $2.2 billion, including assumed net debt and transaction costs. Teekay and TORM commenced a tender offer to the OMI shareholders on April 27, 2007, which is  subject to acceptance from OMI shareholders representing over 50 percent of OMI's outstanding shares and to the receipt of standard regulatory approvals.  If the tender is successful, the transaction is expected to close during the second quarter of 2007.

Teekay and TORM have agreed to divide the assets of OMI equally between the companies. Teekay will pay approximately $1.1 billion for its 50 percent share of OMI’s assets and expects the acquisition to be accretive to its earnings.

Teekay will acquire seven Suezmax tankers, four Medium Range product tankers and four Handysize product tankers (including one newbuilding scheduled to deliver in 2009). In addition, Teekay will assume the in-charters of a further six Suezmax tankers and OMI’s third party asset management business.

Teekay Tankers

On April 17, 2007, Teekay announced that it intends to create a new publicly-listed entity for its conventional tanker business (Teekay Tankers). It is anticipated that Teekay Tankers will initially own a portion of Teekay’s conventional tanker fleet. Furthermore, it is expected that Teekay Tankers will grow through the acquisition of conventional tanker assets from third parties and from Teekay, which may include vessels to be acquired by Teekay from its planned acquisition of 50 percent of OMI Corporation. Teekay expects to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of Teekay Tankers during the second half of 2007.

(1)	Please read Appendix A to this release for information about specific items affecting net income.
(2)
Net voyage revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results

During the first quarter of 2007, fixed-rate businesses generated approximately 65 percent of the Company’s cash flow from vessel operations compared to 47 percent in the first quarter of 2006.

The following table highlights certain financial information for Teekay’s four main segments; the offshore segment, the fixed-rate tanker segment, the liquefied gas segment, and the spot tanker segment (please read the “Teekay Fleet” section of this release below and Appendix B for further details):

	Three Months Ended March 31, 2007
	(unaudited)

(in thousands of U.S. dollars)	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total

Net revenues	220,149	44,029	37,472	157,806	459,456

Vessel operating expenses	62,714	11,690	6,458	16,579	97,441
Time-charter hire expense	41,317	3,837	-	53,347	98,501
Depreciation & amortization	45,722	8,468	10,794	14,279	79,263

Cash flow from vesseloperations*	67,023	24,026	25,815	63,660	180,524

	Three Months Ended March 31, 2006
	(unaudited)

(in thousands of U.S. dollars)	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total

Net revenues	127,270	44,013	24,954	196,148	392,385

Vessel operating expenses	23,399	10,944	4,233	14,648	53,224
Time-charter hire expense	45,769	4,152	-	54,503	104,424
Depreciation & amortization	21,184	8,149	7,956	13,195	50,484

Cash flow from vessel operations*	47,671	25,063	17,086	102,770	192,590

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Offshore Segment

The offshore segment is comprised of the Company’s fleet of shuttle tankers, floating storage and off-take vessels (FSO), and floating production storage and offtake vessels (FPSO).

Cash flow from vessel operations from the Company’s offshore segment increased to $67.0 million in the first quarter of 2007, compared to $47.7 million in the first quarter of 2006, primarily due to the acquisition of Teekay Petrojarl ASA in the fourth quarter of 2006 and the consolidation of five 50 percent-owned shuttle tankers effective December 1, 2006, partially offset by a decrease in the utilization of the shuttle tanker fleet.

As previously announced, in January 2007, Teekay ordered two Aframax shuttle tanker newbuildings which are scheduled to deliver during the third quarter of 2010, for a total delivered cost of approximately $240 million. It is anticipated that these vessels will be used to service either new long-term, fixed-rate contracts or the Company’s contracts-of-affreightment in the North Sea.

As at March 31, 2007, the Company had two vessels undergoing conversion to shuttle tankers and one FSO was being upgraded, which are scheduled to commence service under fixed-rate charters in the second quarter of 2007. Teekay is obligated to offer these vessels to its subsidiary, Teekay Offshore Partners L.P., within a year of each vessel’s delivery.

Fixed-Rate Tanker Segment

The fixed-rate tanker segment includes Teekay LNG Partners L.P.’s (Teekay LNG) Suezmax fleet and Teekay’s directly operated fixed-rate conventional tankers.

Cash flow from vessel operations from the Company’s fixed-rate tanker segment declined slightly to $24.0 million in the first quarter of 2007, compared to $25.1 million in the first quarter of 2006.

Liquefied Gas Segment

The liquefied gas segment includes Teekay LNG’s fleet of liquefied natural gas (LNG) and liquefied petroleum gas (LPG) carriers.

The Company’s cash flow from vessel operations from its existing LNG and LPG carriers during the first quarter of 2007 was $25.8 million compared to $17.1 million in the first quarter of 2006. This increase is primarily due to the delivery of the three RasGas II LNG carriers which commenced 20-year fixed-rate charters in November 2006, January 2007, and February 2007, respectively.

The Company has ownership interests ranging from 40 percent to 70 percent in six additional LNG newbuildings scheduled to deliver at various dates between the second quarter of 2008 and early 2009, all of which will commence service upon delivery under 20 or 25-year fixed-rate contracts with major energy companies.

Teekay has agreed to sell the following vessels to its 67.8% owned subsidiary, Teekay LNG:

•	RasGas 3 - a 40 percent interest in four LNG newbuilding carriers scheduled to deliver during the second quarter of 2008.

•	Tangguh - a 70 percent interest in two LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009.

Teekay LNG has also agreed to acquire three LPG carriers currently under construction from IM Skaugen ASA (Skaugen) upon their delivery from the shipyard between early-2008 and mid-2009. Upon delivery, these vessels will commence 15-year fixed-rate time-charters to Skaugen.

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Spot Tanker Segment

The Company’s spot tanker segment includes its conventional tankers, which are operating on voyage and period out-charters with an initial term of less than three years.

Cash flow from vessel operations from the Company’s spot tanker segment decreased to $63.7 million for the first quarter of 2007, from $102.8 million for the first quarter of 2006, primarily due to a decrease in spot tanker charter rates.

During the first quarter of 2007, crude tanker freight rates continued to firm from the prior quarter as a result of higher volumes of ton-mile intensive Atlantic-to-Asia cargo movements and weather-related port delays. Freight rates in the product tanker market rose significantly in the Atlantic basin as US product inventory draw-downs led to an increase in imports from longer-haul sources.

Early in the second quarter of 2007, tanker rates continue to remain above historical averages. Tanker freight rates are expected to remain firm through the second half of 2007 as the recent draw-downs in OECD oil inventories are anticipated to result in an increase in OPEC oil production in the second half of 2007. In addition, in its latest report, the International Energy Agency (IEA) reiterated its forecast for strong oil demand growth of 1.8 percent in 2007, compared to 0.9 percent in 2006, with the majority of growth expected to occur during the second half of the year.

During the first quarter of 2007, new tanker deliveries were largely offset by higher than expected deletions that were scrapped or converted for use in offshore and other projects. On a net basis, the world tanker fleet grew by only one percent during the first quarter.

The following table highlights the operating performance of the Company’s spot tanker segment measured in net revenues per revenue day, or time-charter equivalent (TCE), and includes the effect of forward freight agreements (FFAs) which are entered into as hedges against a portion of the Company’s exposure to spot market rates:

	Three Months Ended
	March 31, 2007	December 31, 2006	March 31, 2006
Spot Tanker Segment
Suezmax Tanker Fleet
Revenue days	424	399	360
TCE per revenue day *	$39,403	$29,922	$54,147

Aframax Tanker Fleet
Revenue days	2,678	2,886	2,925
TCE per revenue day	$36,904	$34,789	$44,333

Large/Medium-Size Product Tanker Fleet
Revenue days	1,120	958	948
TCE per revenue day	$25,117	$24,544	$33,330

Small Product Tanker Fleet
Revenue days	896	988	896
TCE per revenue day	$15,780	$14,155	$17,169

*TCE results for the Suezmax tanker fleet include certain FFAs and fixed-rate contracts of affreightment that were entered into as hedges against several of the Company’s vessels. Excluding these amounts, TCEs on a revenue-day basis for the quarters ended March 31, 2007, December 31, 2006, and March 31, 2006 would have been $45,765, $44,871 and $64,493 per day, respectively.

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Teekay Fleet

As at March 31, 2007, Teekay’s fleet consisted of 160 vessels, including chartered-in vessels, newbuildings on order, and vessels being converted to offshore units or shuttle tankers, but excluding the vessels that will be acquired from OMI and vessels managed for third parties.

The following table summarizes the Teekay fleet as at March 31, 2007:

	Number of Vessels (1)
	Owned Vessels	Chartered-in Vessels	Newbuildings / Conversions	Total
Offshore Segment
Shuttle Tankers (2)	26	13	4	43
Floating Storage & Offtake ("FSO") Units (3)	5	-	-	5
Floating Production Storage & Offtake ("FPSO") Units (4)	4	-	1	5
Total Offshore Segment	35	13	5	53

Fixed-Rate Tanker Segment
Conventional Tankers (5)	15	2	2	19
Total Fixed-Rate Tanker Segment	15	2	2	19

Liquefied Gas Segment
LNG Carriers (6)	7	-	6	13
LPG Carriers	1	-	3	4
Total Liquefied Gas Segment	8	-	9	17

Spot Tanker Segment
Suezmaxes	-	4	10	14
Aframaxes (7)	22	11	-	33
Large Product Tankers	6	7	1	14
Small Product Tankers	-	10	-	10
Total Spot Tanker Segment	28	32	11	71
Total	86	47	27	160

(1)	Excludes vessels managed on behalf of third parties.
(2)	Includes five shuttle tankers in which the Company’s ownership interest is 50%.
(3)	Includes one unit in which the Company’s ownership interest is 89%.
(4)	Includes four FPSOs owned by Teekay Petrojarl, and one vessel being converted to an FPSO jointly owned by Teekay and Teekay Petrojarl.
(5)	Includes eight Suezmax tankers owned by Teekay LNG.
(6)
The seven existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay’s 70% interest in two of the LNG newbuildings and Teekay’s 40% interest in four LNG newbuildings upon delivery of the vessels.

(7)	Includes nine Aframax tankers owned by Teekay Offshore and chartered to Teekay

Capital Expenditures and Liquidity

As of March 31, 2007, the Company’s remaining capital commitments relating to its portion of newbuildings and conversions, and associated undrawn debt facilities were as follows:
(in millions)	2007	2008	2009	2010	Total	Undrawn Related Debt Facilities
Offshore Segment	$138	-	$23	$184	$345	$384
Fixed-Rate Tanker Segment	13	59	-	-	72	67
Liquefied Gas Segment	228	191	54	-	473	477
Spot Tanker Segment	61	271	226	-	558	568
Total	$440	$521	$303	$184	$1,448	$1,496

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Additionally, as of March 31, 2007, the Company had total liquidity of $2.0 billion, comprised of $370.7 million in cash and cash equivalents and $1.6 billion in undrawn credit facilities.

Share Repurchase Program

Since February 21, 2007, the previous date the Company reported the status of its share repurchase program, the Company has repurchased 60,000 shares at an average cost of $50.59 per share, resulting in $97.9 million remaining under the existing share repurchase authorization. Since the end of November 2004, when Teekay announced the authorization of its initial share repurchase program, the Company has repurchased approximately 20 million shares for a total cost of $836.0 million at an average price of $41.84 per share.

As at March 31, 2007, the Company had 73.6 million common shares issued and outstanding.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call on Thursday, May 10, 2007 at 11:00 a.m. (ET) to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight Thursday, May 17, 2007, by dialing (866) 245-6755 or (416) 915-1035, access code 859435, or via the Company’s web site until June 11, 2007.

For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

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TEEKAY SHIPPING CORPORATION SUMMARY CONSOLIDATED STATEMENTS OF INCOME (in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,		December 31,		March 31,
	2007 (1)		2006 (1)		2006
	(unaudited)		(unaudited)		(unaudited)

REVENUES		583,016		586,990		525,996

OPERATING EXPENSES
Voyage expenses		123,560		143,659		133,611
Vessel operating expenses		97,441		99,484		53,224
Time-charter hire expense		98,501		102,547		104,424
Depreciation and amortization		79,263		73,475		50,484
General and administrative		58,797		56,377		40,260
Write-down / (gain) on sale of vessels and equipment		-		4,754		(607)
Restructuring charge		-		1,515		1,887
		457,562		481,811		383,283
Income from vessel operations		125,454		105,179		142,713
OTHER ITEMS
Interest expense		(60,383)		(57,584)		(36,758)
Interest income		16,168		16,276		12,101
Income tax recovery (expense)		4,082		(2,030)		(3,784)
Equity income (loss) from joint ventures		(1,595)		3,681		1,145
Foreign exchange loss		(5,888)		(12,391)		(11,464)
Minority interest (expense) income		(5,640)		4,241		(1,264)
Other - net		4,177		2,928		(985)
		(49,079)		(44,879)		(41,009)
Net income		76,375		60,300		101,704
Earnings per common share - Basic - Diluted (2)	$ $	1.04 1.02	$ $	0.83 0.81	$ $	1.41 1.35
Weighted-average number of common shares outstanding - Basic - Diluted (2)		73,129,585 74,545,165		73,051,350 74,564,536		72,153,868 75,230,591

(1)
The consolidated financial statements include the accounts of Teekay Petrojarl ASA as a result of the Company’s acquisition of a 64.5% interest with an effective date of October 1, 2006. The Company is in the process of finalizing certain elements of the purchase price allocation and, therefore, the allocation is subject to further refinement.

(2)
Reflects the effect of outstanding stock options, and the $143.75 million mandatory convertible preferred PEPS Units, computed using the treasury stock method. For the first quarter of 2006, the impact of the PEPS Units was limited to the period from January 1, 2006 to February 16, 2006, at which time the Company issued 6,534,300 shares of common stock following settlement of the purchase contracts associated with the PEPS Units.

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TEEKAY SHIPPING CORPORATION SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at March 31,	As at December 31,
	2007 (1)	2006 (1)
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	370,714	343,914
Other current assets	329,131	318,229
Restricted cash - current	99,509	64,243
Restricted cash - long-term	666,687	615,749
Vessels held for sale	88,789	20,754
Vessels and equipment	5,306,578	4,925,409
Advances on newbuilding contracts	366,092	382,659
Other assets	672,723	515,242
Intangible assets	274,035	280,559
Goodwill	266,718	266,718
Total Assets	8,440,976	7,733,476
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	268,228	311,088
Current portion of long-term debt	381,007	369,043
Long-term debt	4,021,077	3,350,640
Other long-term liabilities / In process revenue contracts	693,677	720,080
Minority interest	456,118	454,403
Stockholders’ equity	2,620,869	2,528,222
Total Liabilities and Stockholders’ Equity	8,440,976	7,733,476

(1)
The consolidated financial statements include the accounts of Teekay Petrojarl ASA as a result of the Company’s acquisition of a 64.5% interest with an effective date of October 1, 2006. The Company is in the process of finalizing certain elements of the purchase price allocation and, therefore, the allocation is subject to further refinement.

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TEEKAY SHIPPING CORPORATION SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars)
	Three Months Ended March 31,
	2007	2006
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	86,947	109,649

FINANCING ACTIVITIES
Net proceeds from long-term debt	588,782	446,793
Scheduled repayments of long-term debt	(11,734)	(6,257)
Prepayments of long-term debt	(218,000)	(194,375)
Increase in restricted cash	(81,078)	(398,477)
Repurchase of common stock	(3,035)	(147,824)
Other	(11,420)	(18,286)
Net financing cash flow	263,515	(318,426)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(187,883)	(84,399)
Proceeds from sale of vessels and equipment	-	312,972
Purchase of marketable securities	(88,233)	-
Other	(47,546)	223
Net investing cash flow	(323,662)	228,796

Increase in cash and cash equivalents	26,800	20,019
Cash and cash equivalents, beginning of the period	343,914	236,984
Cash and cash equivalents, end of the period	370,714	257,003

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TEEKAY SHIPPING CORPORATION
APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company’s net income for the three months ended March 31, 2007 and 2006, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended		Three Months Ended
	March 31, 2007		March 31, 2006
	(unaudited)		(unaudited)
	$	$ Per	$	$ Per
		Share		Share
Gain on sale of vessels	-	-	607	0.01
Foreign currency exchange losses (1)	(4,387)	(0.06)	(8,942)	(0.12)
Deferred income tax expense on unrealized foreign exchange gains (2)	(2,982)	(0.04)	(3,617)	(0.05)
Restructuring charge (3)	-		(1,887)	(0.03)
Loss on bond repurchases (8.875% Notes due 2011)	-		(375)	-
Loss on expiry of options to construct LNG carriers (4)	-		(3,102)	(0.04)
Total	(7,369)	(0.10)	(17,316)	(0.23)

(1)
Foreign currency exchange gains and losses (net of minority owners’ share) primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(2)	Portion of deferred income tax related to unrealized foreign exchange gains and losses (net of minority owners’ share).
(3)	Restructuring charge in 2006 relates primarily to the relocation of certain operational functions.
(4)
During February and June 2006, options to order four newbuilding LNG carriers expired. Of the $12 million cost of these options, $6 million was forfeited and expensed in the first six months of 2006, and the remaining $6 million was applied towards the two shuttle tanker newbuildings ordered in January 2007.

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TEEKAY SHIPPING CORPORATION APPENDIX B - SUPPLEMENTAL INFORMATION (in thousands of U.S. dollars)

	Three Months Ended March 31, 2007
	(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total

Net revenues (1)	220,149	44,029	37,472	157,806	459,456
Vessel operating expenses	62,714	11,690	6,458	16,579	97,441
Time-charter hire expense	41,317	3,837	-	53,347	98,501
Depreciation and amortization	45,722	8,468	10,794	14,279	79,263
General and administrative	25,506	4,476	5,199	23,616	58,797
Income from vessel operations	44,890	15,558	15,021	49,985	125,454

	Three Months Ended December 31, 2006
	(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total

Net revenues (1)	218,280	46,187	29,111	149,753	443,331
Vessel operating expenses	67,019	11,783	4,587	16,095	99,484
Time-charter hire expense	43,170	4,309	-	55,068	102,547
Depreciation and amortization	43,524	8,136	8,938	12,877	73,475
General and administrative	24,919	4,048	4,657	22,753	56,377
Write-down / (gain) on sale of vessels and equipment	5,362	-	-	(608)	4,754
Restructuring charge	-	-	-	1,515	1,515
Income from vessel operations	34,286	17,911	10,929	42,053	105,179

	Three Months Ended March 31, 2006
	(unaudited)

	Offshore Segment	Fixed-Rate Tanker Segment	Liquefied Gas Segment	Spot Tanker Segment	Total

Net revenues (1)	127,270	44,013	24,954	196,148	392,385
Vessel operating expenses	23,399	10,944	4,233	14,648	53,224
Time-charter hire expense	45,769	4,152	-	54,503	104,424
Depreciation and amortization	21,184	8,149	7,956	13,195	50,484
General and administrative	10,431	3,854	3,635	22,340	40,260
Gain on sale of vessels	(105)	-	-	(502)	(607)
Restructuring charge	-	-	-	1,887	1,887
Income from vessel operations	26,592	16,914	9,130	90,077	142,713

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at  www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: Teekay’s planned acquisition of OMI Corporation, the expected earnings accretion, and the closing of the acquisition; the proposed initial public offering of Teekay Tankers, the expected growth of Teekay Tankers and the timing of filing a registration statement relating to the offering; the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; expected demand in the offshore oil production sector and the demand for vessels; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the timing of newbuilding deliveries; the commencement of charter contracts; and the level of OPEC oil production in the second half of 2007. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the potential failure to close the OMI acquisition; potential inability of Teekay to integrate OMI’s operations successfully; conditions in the United States capital markets, changes affecting the conventional tanker market, and the need for the SEC to declare effective a registration statement relating to the offering of Teekay Tankers; changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; shipyard production delays; the Company’s future capital expenditure requirements; the Company’s, Teekay LNG’s and Teekay Offshore’s potential inability to raise financing to purchase additional vessels; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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